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May 15, 2020	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyahh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

VIA EDGAR AND FEDEX DELIVERY

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Katherine Bagley
Mara Ransom

Re:	Shift4 Payments, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Confidentially submitted on March 6, 2020
CIK No. 0001794669

Ladies and Gentleman:

On behalf of Shift4 Payments, Inc. (the “Company”), we are hereby filing a Registration Statement on Form S-1 (the “Registration Statement”). The Company previously submitted an Amendment No. 2 to the Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title 1, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on March 6, 2020 (the “Amendment No. 2”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Amendment No. 2 received on March 19, 2020 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes five copies of the Registration Statement, which have been marked to show changes from Amendment No. 2, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in the Registration Statement.

May 15, 2020

The Offering, page 12

1.

We note your amended disclosure that your amended and restated certificate of incorporation requires you to maintain a one-to-one ratio between the number of shares of Class A common stock issued by you and the number of LLC Interests owned by you, “except as otherwise determined by us.” Please clarify the circumstances under which you would determine to change this one-to-one ratio, and whether you have the sole discretion to do so.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 14 and 140.

Capitalization, page 62

2.	Please revise to remove cash from your calculation of total capitalization.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 67.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 81

3.

We note your disclosure on page 23 that “in December 2019, a novel strain of coronavirus (COVID-19) was reported to have surfaced in Wuhan, China. The extent to which COVID-19 may impact our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.” Considering that COVID-19 has since spread to other countries, including the United States, revise your disclosure to explain how the spread of the virus could impact your results, even if it continues to be uncertain as to the extent of any impact. As more time goes by, please disclose any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations related to COVID- 19. See Item 303(a)(3)(ii) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure throughout.

May 15, 2020

Comparison of results for the years ended 2018 and 2019, page 81

4.

We note the inclusion of a non-GAAP financial measure, Net Revenue, in the tabular disclosure which appears to be a full income statement. In addition, you discuss the results of operations on a net revenue basis without addressing the results on a gross, GAAP revenue basis. The current presentation appears to place undue prominence and create the impression that the non-GAAP financial measure represents a comprehensive basis of accounting. Please revise here and on page 83. Refer to Question 102.10 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations and Item 10(E)(1)(i)(A) of Regulation S-K for guidance.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 90 to 92 to also discuss the results of operations for the years ended December 31, 2018 and 2019 and the three months ended March 31, 2019 and 2020 on a gross, GAAP revenue basis. The Company respectfully informs the Staff that it has included net revenue as the Company believes it provides investors and analysts with a measure of performance and allows comparability to other businesses in the payment processing sector.

Critical Accounting Policies

Income Taxes, page 87

5.

Based on the changes noted in Tax Receivable Agreement section starting on page 124, it appears the terms of the agreement either are substantially completed or have finalized. As such, we reissue comment 11 from our December 23, 2019 letter.

Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that the terms of such agreement continue to be negotiated, and the Company will update the Registration Statement in a subsequent filing to include such terms once they are substantially complete.

Customer Success Stories, page 96

6.

We note your response to comment 3. Please amend your filing to disclose the substance of your response, including that “the Company encourages its customers to describe their experience with the Company’s services. The Company also from time to time surveys its customers regarding their experiences with the Company. In response to positive feedback received, the Company contacted these customers to request their consent to use their story in Amendment No. 1 and, in some cases, requested further detail about their positive experience.”

May 15, 2020

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page v.

Shift4 Payments, LLC and Consolidated Subsidiaries Financial Statements

Note 22. Segments, page F-36

7.

Net revenue is a non-GAAP measure. Please tell us why it is appropriate to include a subtotal that represents net revenue in the table that summarizes gross revenue by revenue type. Refer to Item 10(e)(ii)(C) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-38.

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May 15, 2020

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe
Marc D. Jaffe of LATHAM & WATKINS LLP

cc:	(via email)

Jared Isaacman, Shift4 Payments, Inc.
Ian D. Schuman, Esq., Latham & Watkins LLP
Adam J. Gelardi, Esq., Latham & Watkins LLP
Richard A. Fenyes, Esq., Simpson Thacher & Bartlett LLP
Joshua F. Bonnie, Esq., Simpson Thacher & Bartlett LLP